Exhibit 99.1

Caledonia Mining Corporation Plc

Notification of relevant change to significant shareholder

(TSX: CAL; NYSE AMERICAN: CMCL; AIM: CMCL)

September 5, 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces that it received notification on September 1, 2017 that the Company’s largest “significant shareholder” (as defined by the AIM Rules for Companies (the “AIM Rules”)) Allan Gray (which holds through two of its funds) has increased its interest in the Company and that such interest crossed a disclosure threshold (being a “relevant change” (as defined in the AIM Rules)) on August 30, 2017. Allan Gray’s interest held through Allan Gray Africa ex-SA Equity Fund Limited has increased from 1,167,100 common shares (which represented 11.06% of the shares in issue) to 1,257,300 common shares (which represents 11.91% of the shares in issue). The Company has not been notified of any change to Allan Gray’s interest through its other relevant fund, Allan Gray Africa Equity Fund Limited, from 787,930 common shares (which represents 7.46% of the shares in issue).

The aggregate number of shares of the Company in which Allan Gray’s funds have an interest in Caledonia has therefore increased to 2,045,230 common shares which represents 19.38% of the shares in issue.

Caledonia welcomes Allan Gray’s continued investment in the Company.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204